Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Let Us Nudge, Inc.
14 ALEXANDER LANE
COLUMBUS, NJ 08022
https://letusnudge.com/

Up to $1,234,999.85 in Common Stock at $0.85
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Let Us Nudge, Inc.
Address: 14 ALEXANDER LANE, COLUMBUS, NJ 08022
State of Incorporation: DE
Date Incorporated: September 26, 2022

Terms:

Equity

Offering Minimum: $9,999.40 | 11,764 shares of Common Stock
Offering Maximum: $1,234,999.85 | 1,452,941 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.85
Minimum Investment Amount (per investor): $249.90

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you are part of the friends and family network of Let Us Nudge,, you are eligible for additional bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based:</u>

$500 | Tier 1

Invest $500+ and receive 2% bonus shares.

$1,000 | Tier 2

Invest $1,000+ and receive 4% bonus shares.

$2,500 | Tier 3

Invest $2,500+ and receive 6% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive 8% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive 10% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Overview

Let Us Nudge, Inc. ("Let us Nudge" or the "Company") offers its patent-pending, emergent technology solution that provides restaurant table seating efficiencies during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times, and Nudge@Home incentives / “Smart Coupons” during slow times. The actual nudges are delivered via QR codes or text, all device to device, in real-time, via a monthly SaaS fee per restaurant location.

Business Model

Let us Nudge charges a monthly $250 SaaS fee, per location, for our network of restaurants. This all-inclusive fee gives access to both our solutions: Table Turnover for busy times, and Nudge@Home for slow times. We'd like to have 4 chains on board by the end of this year to have a $20K MRR.

Corporate Structure

The Company was initially organized as Nudge LLC, a New Jersey limited liability company on 11/19/2020 and converted to a Delaware domestic C-Corporation on 09/26/2022 as Let Us Nudge, Inc.

The Company's CEO and Board Director, Rehan Khanzada, currently holds employment outside of Let us Nudge and does not currently receive a salary from the

Company. He plans to begin drawing a reasonable salary from Let us Nudge once sufficient capital has been invested (including his own personal capital and funds raised from crowdfunding) for him to work solely for Let us Nudge full-time. At such time, the Company's Board of Directors will determine an appropriate salary in consideration of the Company's expenses and costs of further business development.

Competitors and Industry

Competitors

Let us Nudge has no direct competitors at the moment, as we believe we are the first-to-market with our niche technology. We offer seating maximization technology during busy and slow times. We have priced ourselves comparatively, with restaurant loyalty programs (Punchh) for our Nudge@Home, and reservation systems (OpenTable, Resy, Tock, Yelp, etc) for our Table Turnover.

Industry

The US restaurant industry had sales of $659 billion in 2020 and saw a loss of $240 billion in sales from the prior year because of the effects of the pandemic (Forbes.com). Overall, the restaurant technology market is expected to grow to $14.7 billion by 2030, expanding at a CAGR of 15.8% (grandviewresearch.com). Table management and reservation / seating technology software alone is set to grow to $2.8B at 17.5% by 2030 (grandviewresearch.com).

Restaurants have turned towards technology, a 3x increase in the last two years (upserve.com). Let us Nudge is an innovative, first-to-market niche opportunity in a very crowded restaurant tech space.

Sources:
-https://www.forbes.com/sites/aliciakelso/2021/01/26/the-us-restaurant-industry-finished-the-year-240-billion-below-pre-pandemic-sales-estimates/?sh=4c5cb9964ebf
-https://www.grandviewresearch.com/industry-analysis/restaurant-management-software-market
-https://upserve.com/restaurant-insider/industry-statistics/amp/

Current Stage and Roadmap

Current Stage

Let Us Nudge is a fully functional, SaaS platform technology, currently in the restaurant market for both of our solutions: Table Turnover for busy times, and Nudge@Home for slow times.

Future Roadmap

Let Us Nudge will focus on fine-tuning our two solutions in the next few years, as well as expanding our market share. We want to be in a major POS integration (estimated by Q3-2023), as well as food delivery companies (estimated by Q2-2023) using us to help increase their revenue. We also feel our "Smart Coupons" can apply to vertical retail industries, and that is where investor dollars can help open new doors.

The Team

Officers and Directors

Name: Rehan Khanzada

Rehan Khanzada's current primary role is with Bristol Myers Squibb. Rehan Khanzada currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: November, 2020 - Present
  Responsibilities: As Founder of Let us Nudge, we are looking for investments and opportunities to help fuel our tech startup's growth. The opportunity to launch on StartEngine will benefit us, investors, and the restaurant industry to see growth and solve a real problem.

- **Position:** CEO
  Dates of Service: September, 2022 - Present
  Responsibilities: Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, and ensuring the directives and goals of the board of directors are executed through corporate operations. Rehan does not currently receive a salary for his work with Let us Nudge but plans to begin drawing a reasonable salary once sufficient capital has been invested. Please see the Company Overview in the Offering Memorandum's Description of Business section for further details.

- **Position:** Chairman of the Board of Directors
  Dates of Service: September, 2022 - Present
  Responsibilities: Responsibilities include presiding at all meetings of the Board and to perform such other duties as from time to time may be assigned to him by the Board.

Other business experience in the past three years:

- **Employer:** Bristol Myers Squibb
  Title: Senior Manager
  Dates of Service: June, 2021 - Present
  Responsibilities: Medical Device Development & Clinical Supply. Rehan receives a salary of approximately $143,000 and works 20-30 hours per week with Bristol Myers Squibb.

Other business experience in the past three years:

- **Employer:** Medical Indicators
  Title: Global Director of Marketing
  Dates of Service: March, 2020 - July, 2020
  Responsibilities: Responsible for: creating and executing clinical and commercial marketing programs and strategies designed to fulfill company-wide growth and revenue goals; providing support for strategic accounts and partnerships.

Other business experience in the past three years:

- **Employer:** ACell, Inc.
  Title: Senior Product Manager - Surgical
  Dates of Service: April, 2019 - April, 2020
  Responsibilities: Develop and implement product strategies consistent with company vision.

Name: Kunal Bavishi

Kunal Bavishi's current primary role is with MedCost. Kunal Bavishi currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & COO
  Dates of Service: October, 2020 - Present
  Responsibilities: I am responsible for leading system feature designs and shaping end user behavior. Kunal does not receive a compensation.

Other business experience in the past three years:

- **Employer:** MedCost
  Title: Sr. Business Transformation Consultant
  Dates of Service: November, 2021 - Present
  Responsibilities: I am a senior HealthCare portfolio management consultant with over 18 years of management consulting experience. My clients include AltruistaHealth, HealthNow BCBS, CareFirst BCBS, FEPOC BCBS, Pfizer, AmeriHealth Administrators, Amerigroup Corp, McKesson and EmblemHealth.

Other business experience in the past three years:

- **Employer:** Cardinal Innovations Healthcare

Title: Director, EPMO (Consultant)
Dates of Service: August, 2019 - October, 2021
Responsibilities: Manages and directs the operations of Care Management services.

Name: Sanket Gajjar

Sanket Gajjar's current primary role is with Cisco. Sanket Gajjar currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CTO
  Dates of Service: October, 2020 - Present
  Responsibilities: Converting business needs into platforms. products and solutions using technology with optimal resource utilization. Sanket does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Cisco
  Title: Sr. Site Reliability Engineering Manager
  Dates of Service: August, 2021 - Present
  Responsibilities: Operating in an automation first environment, you will work along side our development team to understand the current architecture and moving pieces.

Other business experience in the past three years:

- **Employer:** Cisco
  Title: Software Engineering Manager
  Dates of Service: November, 2020 - August, 2021
  Responsibilities: Help build features and solve scalability and reliability challenges in these core parts of Meraki's cloud offerings. Work with engineers, product management, and other engineering leaders to set the technical vision for the team and the wider Backend Services organization.

Other business experience in the past three years:

- **Employer:** Cisco
  Title: Senior Software Engineer
  Dates of Service: August, 2019 - November, 2020
  Responsibilities: You'll help build features and solve scalability and reliability challenges in these core parts of Meraki's cloud offerings. Design, develop, scale, and maintain the backend services and infrastructure that form gateways to

internet access for millions of devices around the globe.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for technology- and software-based food and beverage services. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Let us Nudge is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Let us Nudge or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Let us Nudge could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer currently splits his time between working for Let Us Nudge, Inc. and another company

The Company's Founder and CEO, Rehan Khanzada, currently works for Bristol Myers Squibb as a Senior Manager working 20-30 hours per week and receiving a salary of approximately $143,000. While the Company's Founder and CEO has dedicated over 20 hours a week and treated Let Us Nudge, Inc. as a top priority while growing and developing this company, the capital needs of the business have necessitated him to continue splitting time and generating personal income. Hee does not currently receive a salary from Let Us Nudge, Inc. and plans to begin drawing a reasonable salary once sufficient capital has been invested (including his own personal capital and funds raised from crowdfunding) for him to work solely for Let us Nudge full-time. At such time, the Company's Board of Directors will determine an appropriate salary in consideration of the Company's expenses and costs of further business development.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rehan Khanzada	4,200,000	Common Stock	70.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,452,941 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursuant to the Company's 2022 Stock Plan, reserved but unissued.

What it means to be a minority holder

As a minority holder of Let us Nudge, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We started our 3-month Nathan's Famous pilot in March 2022, and it successfully lead to a revenue model for us once the pilot was completed. We have been generating close to $5K per month since June 2022. We forecast increases in ARR based on this completed pilot and are in discussions for several other new pilots, potentially starting in Q1'23. Nathan's Famous also wants to do multiple campaigns per month, so there is a substantial opportunity to grow our existing MRR as early as Q2'23.

Foreseeable major expenses based on projections:

Our projected annual expenses, based on our pending onboarding of several more chains in 2023, will be approximately 50% related to IT & Engineering, 24% to Customer Service, 20% to Operations, and 6% to Marketing.

Future operational challenges:

The major operational challenge is a personal dedication for the CEO to become a full-time employee for Let us Nudge, and leave his current "day job". We feel we have done some great work since 2020 in this space, but being able to dedicate work full-time to the Company will help us make even more progress toward our goals. This will occur when we have investment capital to include salaries in our operations costs. We also plan to soon hire a FT Sales Professional to help us with our current traction.

Future challenges related to capital resources:

Capital resources challenges primarily include obtaining additional financial investment. Currently, we are considering future rounds of investment from Angel Investors or VC Investors to accomplish this. We feel we can secure investment capital soon to help us with this.

Additional capital resources would be used towards hiring more staff as we grow. Our plan to grow our team includes bringing on a FT Sales Professional, as well as Customer Service professionals to help us with our technology, trainings, demos, and other client and customer-facing responsibilities.

Future milestones and events:

Future milestones and events that will help us succeed primarily include this StartEngine crowdfunding offering. We feel it will be successful to help us raise our funds, and help set up our future for additional rounds of funding.

We also feel onboarding additional restaurants is key to increasing the traction we need to demonstrate to investors this is a product desperately needed by the restaurant industry. Also, we are in discussions with other Tech and POS companies for potential integration, expected sometime in 2023, which will be a great opportunity for us to impact our growth. There are several C-Level restaurant executives that are interested to get on our Board of Advisors, as we are now a C Corp. We feel this will also help us open new doors and help us grow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2022, the Company has capital resources available in the form of $11,497 cash on hand, incoming revenue from restaurants using Let us Nudge, close to $4,000 MRR. We anticipate onboarding three more chains to try and increase our MRR to $10,000 per month by year-end.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support IT & Engineering Upgrades, Customer Service, Marketing, and Operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 60 months / 5 years. This is based on a current monthly expected burn rate of $20K per month for expenses related to IT & Engineering, Customer Service, Marketing, and Operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate beyond 24 months / 2 years. This is based on a current monthly burn rate of $50K per month for expenses related to IT & Engineering, Customer Service, Marketing, and Operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital from VC investors, including from Starta VC NYC.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,950,000.00

Valuation Details:

The Company determined its pre-money valuation based on its own evaluation of several factors, including, but not limited to:

Current Enrollment in VC-backed Accelerator Program

Let us Nudge was recently accepted into Starta VC's NYC Accelerator Program as part of its Batch 14. Starta VC accepted twenty companies into this exclusive program that focuses on helping technology-driven startups scale their business for growth, obtain capital funding, and connect with industry experts.

Starta VC based their valuation for Let us Nudge at approximately $5M, based on the following considerations: 1) Our Nathan’s Famous successful pilot turned into a tech product for use in 15 of their popular locations. We are currently launching all of their Nudge@Home “Smart Coupons” every month, and they want to do additional campaigns. 2) Four other restaurant chains want to potentially pilot Let us Nudge in Q1 2023. 3) Several POS companies want to potentially pilot Let us Nudge in Q1 2023. 4) A major food-delivery tech company wants to potentially pilot Let us Nudge in Q1 2023.

Differentiation within Our Market

We believe that Let us Nudge is the first-to-market technology, and we feel that competitors are not exactly the same, but quite different from what we provide. For example, when compared with an existing competitor like Table Turnover, we differentiate ourselves because we help nudge customers to turn tables and increase customer turnaround for our customers. We do not bring in customers like current reservation systems, such as OpenTable, Resy, Tock, and Yelp for Restaurants, but help restaurants increase their existing customer service rates.

For Nudge@Home, we are different because our unique Nudge@Home incentives and "Smart Coupons" help nudge customers to a restaurant during slow periods. We are not like current loyalty programs, such as Punchh or Thanx, but provide dynamic, technology-driven customer incentives via our secure, seamless, and subtle nudges.

Fully-Diluted Shares Outstanding

The Company currently has 7,000,000 fully-diluted shares outstanding. Multiplying this amount outstanding by the share price of $.85, an estimated pre-money valuation of $5,950,000 is produced.

Conclusion

Based on its analysis of these factors, the Company believes its pre-money valuation of $5,950,000 is reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,999.85, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *IT & Engineering Upgrades*
  44.5%
  We will use 44.5% of the funds raised for IT & Engineering Upgrades.
- *24x7 Customer Service*
  24.0%
  We will use 24% of the funds raised for 24x7 Customer Service
- *Operations*
  20.0%

We will use 20% of the funds raised for Operations

- *Marketing*
  6.0%
  We will use 6% of the funds raised for Marketing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://letusnudge.com/ (letusnudge.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/let-us-nudge

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Let Us Nudge, Inc.

[See attached]

NUDGE, LLC DBA LET US NUDGE

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Nudge LLC DBA Let Us Nudge
Columbus, New Jersey

We have reviewed the accompanying financial statements of Nudge LLC DBA Let Us Nudge (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 9, 2022
Los Angeles, California

NUDGE LLC DBA LET US NUDGE
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	378	$	-
Total current assets		**378**		**-**
Intangible Assets		105,029		-
Total assets	**$**	**105,408**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Total liabilities		**-**		**-**
MEMBERS' EQUITY				
Members' Equity		105,408		-
Total Members' Equity		**105,408**		**-**
Total Liabilities and Members' Equity	**$**	**105,408**	**$**	**-**

See accompanying notes to financial statements.

NUDGE LLC DBA LET US NUDGE

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	78	-
Total operating expenses	78	-
Operating Income/(Loss)	(78)	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(78)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (78)**	**$ -**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception- November 19, 2020	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2020	**$**	**-**
Capital Contribution		105,486
Net income/(loss)		(78)
Balance—December 31, 2021	**$**	**105,408**

See accompanying notes to financial statements.

NUDGE LLC DBA LET US NUDGE
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(78)	$	-
Net cash provided/(used) by operating activities		**(78)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(105,029)		-
Net cash provided/(used) in investing activities		**(105,029)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		105,486		-
Net cash provided/(used) by financing activities		**105,486**		**-**
Change in cash		378		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**378**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Nudge LLC DBA Let Us Nudge was formed on November 19, 2020, in the state of New Jersey. The financial statements of Nudge LLC DBA Let Us Nudge (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbus, New Jersey.

Let us Nudge is a patent-pending, emergent technology solution that provides table seating efficiencies during both busy and slow times. Our seating maximization technology helps shape customer behavior by optimizing restaurant traffic, increasing customer satisfaction, and building customer loyalty. It works for family-owned, casual-chain, fine-dining restaurants, for indoor or outdoor seating, 365-24/7, with no hardware to purchase and no setup fees. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times, and Nudge@Home incentives / "Smart Coupons" during slow times. These incentives can include discounts, percentages, coupons, or even prime seating at restaurants. The actual nudges are delivered via QR codes or text, all device to device, in real time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its development costs in connection with its seating maximization technology still patent-pending. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from Let us Nudge software, which will be used for managing customers at a restaurant. SaaS fee of $250 per month per location will apply.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	**2021**	**2020**
Seating maximization technology- development costs	$ 105,029	-
Intangible assets, at cost	**105,029**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 105,029**	**$ -**

Entire intangible assets will be amortized. There was no amortization expense for the fiscal year ended December 31, 2021, and 2020.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	**Ownership percentage**
Rehan Khanzada	70.0%
Kunal Bavishi	15.0%
Sanket Gajjar	15.0%
TOTAL	**100.0%**

5. DEBT

The Company had no debt outstanding as of December 31, 2021.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 9, 2022, which is the date the financial statements were available to be issued.

On September 26, 2022, the Company converted froma LLC into a Corporation in the state of Delaware. The name of the corporation is Let Us Nudge Inc. and the Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of November 9, 2022, 6,000,000 shares have been issued and outstanding.

On October 19, 2022, the company adopted the 2022 Equity Incentive Plan. The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $78, an operating cash flow loss of $105,029, and liquid assets in cash of $378, which is less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Let Us Nudge, Inc. is pending StartEngine Approval.

Seating Maximization Technology for Busy and Slow Times

INVEST IN LET US NUDGE, INC. TODAY!

Let us Nudge is a patent-pending, emergent technology solution that provides restaurant seating maximization during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times and N... Show more


Let us Nudge®
Seating Maximization Technology for Restaurants

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- We are helping restaurants solve two real problems with our solution, Table Turnover during busy times and Nudge@Home for slow times, all done through secure, seamless, and subtle nudges.
- The restaurant management software market reached $4.08 Billion in 2021 and is set to grow at a CAGR of 15.8% from 2022 to 2030.* We believe Let us Nudge is an innovative, first-to-market niche opportunity in this very crowded restaurant tech space.
- Let us Nudge is an opportunity for investors to help restaurants return to post-covid normalcy. We are currently in 15 Nathan's Famous locations for our Nudge@Home, piloting with several other restaurants for our Table Turnover solution, and currently talking with several POS companies for potential integration.**

*Market information provided by Grandview Research (source)
**Information provided by Chain Store Age (source)

THE PITCH

Lead by an amazing team, with core strengths in Marketing and IT in the restaurant and tech industries, Let us Nudge is a patent-pending, emergent technology solution that provides restaurant seating maximization during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times and Nudge@Home during slow times. Currently featured in 15 Nathan's Famous locations and piloting with several other restaurants, Let us Nudge is here to nudge the Restaurant Table Management market in a completely innovative way, to help improve the bottom line for restaurants!

The wait is over, both restaurants and customers win

Have you ever been to a restaurant with a reservation, and still have to wait to get your table? How about a restaurant on a busy night that doesn't take a reservation? You're waiting in a packed entrance, there is a 45 minute to 2 hour wait, you're hangry... and you know most people are done with their meal. Many folks have stopped going to restaurants completely during the pandemic.

Everyone needs a nudge sometimes. That's why Let us Nudge is here to help restaurants Turn Tables during busy times, and Nudge@Home during slow times.

Let us Nudge is helping family-owned, casual-chain, and fine-dining restaurants - giving the restaurants the ability to nudge seated, "camped out" customers, completely finished with their meal, the ability to turn their tables. This helps restaurants increase revenue by turning the table with a nudge.

Let us Nudge is also helping both full-service and quick-service restaurants during slow times. Our Nudge@Home solution has the ability to bring in customers through incentives or coupons - helping get the word out to come in for specials, new menu items, or just a table with a view.



During Busy Times
we help restaurants turn tables & seat more guests



During Slow Times
we help restaurants fill tables with guests

THE PROBLEM & OUR SOLUTION

During busy times, restaurants have table turnover issues. During slow times, restaurants have issues bringing customers in.

In our view, both of these issues lead to loss of revenue. The pandemic has also created new issues, such as seating time-limits, empty restaurants, as well as an influx of increased restaurant technology.

Let us Nudge provides table seating efficiencies during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges (discounts, percentages, coupons, etc), delivered via QR codes or text, mobile device to mobile device, in real time. There is no hardware to purchase and no setup fees. We truly believe in our mission statement, **"The wait is over, both restaurants and customers win".**

How It Works For Restaurants

Restaurant enters their table seating & capacity via cloud technology.

Using the dashboard, restaurant enters the customer incentive ($, % off bill, or coupon).

Restaurant provides QR code to customer for scanning & customer gets departure time.

How It Works For Customers

Seated customer scans QR code when restaurant is busy. If not interested, enjoy your time!

The customer will receive an instant incentive ($, % off bill, or coupon) from the restaurant

Seated customer gets a 10-minute departure time on their mobile device

Let us Nudge charges a monthly $250 SaaS fee, per location, for our network of restaurants. This all inclusive fee gives access to both our solutions.

THE MARKET & OUR TRACTION

Restaurant management, reservation, and seating technology software is set to grow to $14.7 billion by 2030, expanding at a CAGR of 15.8%

This is because restaurants have turned towards utilizing more technology, especially the use of QR codes. QR codes are being used by restaurants to drive engagement by a simple mobile device scan, with no app to download. Let us Nudge uses QR codes to help Turn Tables during busy times and Nudge@Home during slow times (source).

With that, we believe Let us Nudge is the first-to-market, patent-pending, emergent technology solution, and we're already getting the restaurant industry's attention.

We are currently in 15 Nathan's Famous locations (source) piloting with several restaurants for our Table Turnover solution, and are also currently talking with several POS companies for potential integration.

Here's more on our recent traction:

Successful Pilot with Nathan's Famous
which has now become a technology product for their use


COUPON CLUB
SPEND $15
OR MORE AND GET
15% OFF
QR CODE INACTIVE
WE DELIVER
STRAIGHT TO YOUR DOOR!

Accepted into Starta VC Accelerator-Batch 14
which will help us grow!

CIOINSIGHTS

Named Restaurant Tech Company To Watch
CIO Insights, a leading tech magazine, picked us up as a restaurant tech company to watch in 2022

RESTAURANT & BAR TECH LIVE

Finalist for "Tech Product of the Year Award"
We are a Finalist for the "Tech Product of the Year Award" at Restaurant & Bar Tech Live'22, being held in London, UK this October

Our Platform Was The Talk-Of-The-Town

At the National Restaurant Association trade show in Chicago. Restaurant Business Online, the authority journal in the space, wrote an unsolicited article on us

(source, source, source)

WHY INVEST

Let us Nudge is an opportunity for investors to help restaurants return to post-covid normalcy

Over the next few years, we want to focus on fine-tuning our two solutions, as well as expanding our market share. We hope to be in a major POS integration, as well as food delivery companies using us to help increase their revenue. We also feel our "Smart Coupons" (our specialized Nudge@Home for Nathan's Famous for improved targeted marketing) can apply to vertical retail industries, and that is where investor dollars can help open new doors.

Our Data Through Surveys & Feedback Shows

20% revenue increase at early adopter restaurants

51% of customers available for Table Turnover during busy times

70% of restaurants want to try Nudge during slow times

80% of customers like our QR code—no app to download

91% of customers love Let Us Nudge

*These reviews may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We feel we are giving investors a completely new, innovative, niche market product that helps solve table turnover, bring in more customers, and overall increase restaurant revenue. **Invest today, and together we can help the restaurants you love.**

ABOUT

HEADQUARTERS
14 ALEXANDER LANE
COLUMBUS, NJ 08022

VALUATION
$5.95M

Let us Nudge is a patent-pending, emergent technology solution that provides restaurant seating maximization during both busy and slow times. The technology offers incentives via secure, seamless, and subtle nudges for Table Turnover during busy times and Nudge@Home during slow times. The actual nudges (incentive-based discounts, percentages, coupons) are delivered via QR codes or text, all device to device, in real time.

TEAM



Rehan Khanzada
Founder, Board Director & CEO

Rehan is a "Jersey Strong", Johnson & Johnson trained global marketer, engineer, and product management professional, who has launched dozens of medical device products over 20 years for big and small med device companies. He has double Bachelor's degrees in Biology (Rutgers University) / Biomedical Engineering (NJIT), and an MBA from UMass Dartmouth but would go back in a heartbeat for IT and Food Science degrees if he could rewind time! Rehan's absolute love of and passion for food has taken him to many restaurants worldwide, from his favorite spot Minetta Tavern in NYC to busy sidewalk cafes in Paris, to three-hour waits in Kolachi, Pakistan. Eating at these family-owned, casual-chain, and fine-dining restaurants during his travels has brought attention to the one simple idea of an opportunity to help improve the restaurant - customer experience. A recent interview opportunity at Google further opened his mind to technology and ultimately the idea for Let us Nudge. "We really believe this technology will help restaurants maximize their seating efficiencies during both busy and slow times, and an absolute win-win for both restaurants and customers."

Rehan works over 20 hours a week on Let us Nudge while working 20-30 hours a week as a Senior Manager with Bristol Myers Squibb.



Jade McCall
Director of Digital Marketing

Jade loves all things digital. You might say it's her specialty. She has a Bachelor's degree in journalism from Hofstra University that she does not use. However, it put her in the path of digital marketing. She's spent the last few years developing brands for businesses and nonprofits, building websites, and expanding the digital footprint of companies. She also loves food! Her favorite dining experience is Hot Pot with friends, but you can catch her at the mall buying teriyaki at least once a week. In her spare time, she consumes horror movies, video games, and takes care of a shocking amount of houseplants. Part-time: 20 hours a week on Let us Nudge.



Kunal Bavishi
Co-Founder & COO

Kunal is a healthcare management consultant serving large Health Insurance clients across the nation managing complex business transformation portfolios. Kunal's work requires flying around the nation and one of the perks of "jet setting for work" is to enjoy local foods and hidden gems like restaurants. However, what kills the joy of a food lover is the long wait times at those restaurants so Kunal joined the Let us Nudge team to design an innovative solution for this industry wide problem. Part-time: 20 hours a week on Let us Nudge.



Sanket Gajjar
Co-Founder & CTO

Sanket is passionate about startups, healthcare, and building a technology business from a simple idea. He has a background in education, medical insurance, medical imaging, telecommunications, and computer security. He has an undergraduate computer engineering degree from Dharmsinh Desai University, a master's of computer science at the University of Bridgeport, and currently pursuing an MBA from Kelley School of Business, Indiana University. Part-time: 20 hours a week on Let us Nudge.



Youssef Agour
Business Analyst

Youssef is a prospective student of Fordham University's Gabelli School of Business currently pursuing a career in finance and marketing. His interest and experience in the business world centers around private equity and venture capital; with previous restaurant industry experience as well, he is passionate and knowledgeable in the world of food. Besides the business world, Youssef has his hand in a wide variety of interests. Having lived abroad in Qatar during the formative years of his life, Youssef is a huge soccer fan and thoroughly enjoys following and playing the sport. He is also a music junkie, being self taught in guitar, he loves above anything else a good playlist to make it through the day. Part-time: 20 hours a week on Let us Nudge.

TERMS

Let Us Nudge, Inc.

Overview

PRICE PER SHARE
$0.85

VALUATION
$5.95M

DEADLINE
Feb 7, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.90

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.85

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
11,764

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,452,941

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **Let Us Nudge, Inc.**

Corporate Address : **14 ALEXANDER LANE, COLUMBUS, NJ 08022**

Offering Minimum : **$9,999.40**

Offering Maximum : **$1,234,999.85**

Minimum Investment Amount (per investor) : **$249.90**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **11,764**

Maximum Number of Shares Offered : **1,452,941**

Price per Share : **$0.85**

Pre-Money Valuation : $5,950,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are part of the friends and family network of Let Us Nudge,, you are eligible for additional bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$500 | Tier 1

Invest $500+ and receive 2% bonus shares.

$1,000 | Tier 2

Invest $1,000+ and receive 4% bonus shares.

$2,500 | Tier 3

Invest $2,500+ and receive 6% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive 8% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive 10% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

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Restaurant Business Online

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Restaurant & Bar Tech Live

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Starta VC NYC

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing Let us Nudge, an emergent technology solution that provides seating maximization to restaurants during both busy and slow times. Let us Nudge allows restaurants to offer incentives via secure, seamless, and subtle nudges to help turn tables during busy times and or fill tables during slow times. It helps family-owned, casual-chain, and fine-dining restaurants and can work for indoor or outdoor seating, anytime, 24-7, 365.

Here's how it works for busy times. A party of four is finishing up their meal, and the waiter tells them about Let us Nudge, where the restaurant is in no way rushing the seated customer, but subtly nudging them with a restaurant incentive to help turn the table for waiting customers. Dave the restaurant manager enters a ten dollar discount for the party, the waiter brings Jade a QR code on a device with the discount, Jade scans the QR code and accepts this discount on her phone. She sees the departure time on her phone, pays the bill with the discount, and leaves the restaurant within time.

Before Let us Nudge, the local Italian restaurant was pretty empty on a Monday night, and the owner needed a way to get more customers to improve his business, and help him do what he enjoys the most, which is preparing delicious meals. Here's how Let us Nudge works for slow times. Sean's laying on the couch at home, watching the game, and gets a subtle nudge on his phone for a buy one get one free pasta night. His wife Lili, who was about to cook dinner, loves the idea and they accept the offer. They're on their way to the restaurant where their table and their pasta are ready to be served.

Get Let us Nudge and make sure the staff is the only one doing the waiting!

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